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July 31, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ellie Bavaria

Special Counsel

Office of International Corporate Finance

Re:	Federative Republic of Brazil
Registration Statement under Schedule B
File No. 333-181500

Ladies and Gentlemen:

On behalf of the Federative Republic of Brazil (the “Republic”), we hereby request that the Republic’s Registration Statement (File No. 333-181500) under Schedule B of the Securities Act of 1933, as amended, filed with the Securities and Exchange Commission on May 17, 2012, be declared effective at 9:00 a.m. on August 1, 2012 or as soon thereafter as practicable.

Very truly yours,

/s/ Gregory Harrington

Gregory Harrington